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14041567

tj 9/11/14

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 03 2014
SECURITIES AND EXCHANGE COMMISSION
BOSTON REGIONAL OFFICE

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
~~PART III~~

SEC FILE NUMBER
8- 68585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brattle Advisors LLC

OFFICIAL USE ONLY
153875
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place, 18th Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur Chamian 617 391-3595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek & Der Ananian, LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Road, Suite 101 (Address) Westford (City) MA (State) 01886 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/12/14

OATH OR AFFIRMATION

I, Arthur Chamian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brattle Advisors LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MATTHEW HARINGA
Notary Public, Commonwealth of Massachusetts
My Commission Expires February 2, 2018

Notary Public

Signature

Managing Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT

To the Manager of
BRATTLE ADVISORS, LLC
Boston, Massachusetts

We have audited the accompanying financial statements of BRATTLE ADVISORS, LLC which comprise balance sheets as of December 31, 2013 and 2012, and the related statements of operations, changes in members' capital, and cash flows for the years then ended, and the related notes to the financial statements, that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS' REPORT (continued)

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BRATTLE ADVISORS, LLC as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and by Regulation 1.17 under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. This information has been subjected to the auditing procedures applied in the audits of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 13, 2014

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

BRATTLE ADVISORS LLC

BALANCE SHEETS
As of December 31, 2013 and 2012

	2013	2012
Assets:		
Current Assets:		
Cash and cash equivalents	$ 63,214	$ 64,582
Prepaid expenses	6,148	3,734
Total Current Assets	69,362	68,316
Fixed assets, net	508	1,121
Total Assets	$ 69,870	$ 69,437
Liabilities and Members' Capital:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 4,326	$ 5,403
Members' Capital:	65,544	64,034
Total Liabilities and Members' Captital	$ 69,870	$ 69,437

The accompanying notes are an integral part
of these financial statements.

Note 1. Organization and Basis of Presentation

NATURE OF BUSINESS

Brattle Advisors LLC (the Company) was organized on July 13, 2009. The Company, which is located in Boston, Massachusetts, is a registered Broker and Dealer in securities, and serves as a marketing and solicitation agent for investment managers and investment advisers. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority. The Company changed its name from Greenside Capital LLC, to Brattle Advisors LLC, on December 19, 2011.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Limited Liability Company / Income Taxes
The financial statements include only those assets, liabilities and results of operations which relate to the business of Brattle Advisors, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the members' individual activities.

The Company is taxed as a partnership for federal and state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual income tax returns.

Recognition of Income
The Company receives retainer fees from a client under solicitation agreement. Revenues are recognized in the respective months for which these fees relate. At December 31, 2013 and 2012, there were no accounts receivable or deferred revenue balances associated with solicitation agreement.

Fair Value Measurement – Current Receivables and Payables
As required by Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", due to their short-term nature, the amounts recognized for all current receivables and payables approximate fair value.

Note 1. Summary of Significant Accounting Policies (continued)

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	5 years
Furniture & fixtures	7 years

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

Note 2. Fixed Assets

The Company's fixed assets are comprised of the following:

	2013	2012
Computer and office equipment	$ 4,909	$ 4,909
Furniture & fixtures	550	550
	5,459	5,459
Less accumulated depreciation	(4,951)	(4,338)
Fixed assets, net	$ 508	$ 1,121

Depreciation expense for the years ended December 31, 2013 and 2012 was $613 and $830, respectively.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net

Note 3. Net Capital Requirements (con't)

capital of $58,888 which was $53,888 in excess of its required net capital. At December 31, 2012, the Company had net capital of $59,179 which was $54,179 in excess of its required net capital.

Note 4. Commitments

The Company occupies its office facilities as a tenant at will. The Company's office rent expense was $11,156 and $11,293 for the years ended December 31, 2013 and 2012, respectively.

Note 5. Income Taxes

The Company is taxed as a partnership for U.S. and Massachusetts state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual income tax returns.

As of December 31, 2013, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740-10, and accordingly, management has concluded that no additional disclosures are required for uncertain tax positions.

Note 6. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2013) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 7. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (i), as a third-party marketing firm focused on representing institutional-quality investment managers.

Note 8. Subsequent Events

Management's evaluation of estimates, assumptions, and subsequent events considered in the preparation of these financial statements is limited to information readily available as of February 12, 2014, the date that the financial statements were available to be issued. There were no transactions or events that required disclosure as subsequent events.

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Manager of
BRATTLE ADVISORS, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of BRATTLE ADVISORS, LLC, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS